UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Registrant’s name)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 23, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

Nam Tai Property Inc. Announces Successful Closing of Previously Announced RMB 700 Million Inno Park Refinancing at 3.5% Fixed Rate

SHENZHEN, China - October 23, 2026 - Nam Tai Property Inc. (OTC Pink: NTPIF) (the “Company”, collectively with the Company’s subsidiaries, the “Group” or “Nam Tai”) today announced that Zastron Electronic (Shenzhen) Co., Ltd., a wholly owned subsidiary of the Company, has closed and fully drawn down its previously announced RMB 700 million, 15-year fixed asset loan facility with Ping An Bank Co., Ltd., Shenzhen Branch (“Ping An Bank”), for the Group's Inno Park project on October 16, 2026.

As previously disclosed on July 13, 2026, the facility carries a fixed annual interest rate of 3.5%, representing an 80-basis-point reduction from the 4.3% rate on the Group’s original loan for the project from China CITIC Bank Corporation Limited (“China CITIC Bank”). In connection with the drawdown, the Group has repaid the existing China CITIC Bank loan and completed the associated collateral release and registration procedures.

Chief Executive Officer Commentary

“The successful closing of this refinancing marks another important step in strengthening Nam Tai's balance sheet,” said Bo Hu, Chief Executive Officer of Nam Tai. “We believe securing RMB 700 million of 15-year financing at a fixed annual rate of 3.5% is particularly attractive in the current market environment, with a borrowing cost below the prevailing U.S. Treasury yields at the time the facility was approved. We expect the transaction to lower our cost of capital, improve our debt maturity profile, and provide greater financial flexibility as we focus on realizing the value of our existing assets and creating long-term shareholder value.”

About Nam Tai Property Inc.

Nam Tai Property Inc., a company incorporated in the British Virgin Islands (“BVI”) and governed by BVI law, owns certain subsidiaries that own and operate commercial real estate projects in the People’s Republic of China. Those subsidiaries currently maintain three industrial complex projects, with one in Guangming, Shenzhen and two in Bao’an, Shenzhen, and one for-sale residential property located in Machong, Dongguan. Learn more about the Company and its portfolio of properties by emailing the Company’s investor relations team or visiting https://www.namtai.com/.

Forward-Looking Statements

The Company may from time to time make written or oral “forward-looking statements,” including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the Group’s beliefs, plans, objectives, goals, expectations, anticipations, prospects, estimates, intentions, including statements regarding the expected effects of the Inno Park refinancing on the Group’s cost of capital, debt maturity profile and financial flexibility, the attractiveness of the facility’s terms relative to prevailing market rates, and the Group’s strategy of realizing the value of its existing assets and creating long-term shareholder value, as well as other statements regarding matters that are not historical fact, and are subject to significant risks and uncertainties and may change based on various factors, many of which are beyond the Group’s control. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied in such forward-looking statements. These factors include, but are not limited to, risks related to the Group’s currently contemplated strategy, competition, timing, capital and financing needs, access to funding under the Group’s debt instruments and the timing thereof, the Group’s ability to refinance and repay certain debt, the Company’s ability to generate sufficient cash flow from the Inno Park project and its other assets to meet scheduled principal and interest payments under the Ping An Bank facility and its other debt instruments, changes in prevailing interest rates and in the relative cost of alternative financing, fluctuations in the exchange rate between the Renminbi and the U.S. dollar, its ability to optimally deploy capital, its ability to stay compliant with contractual conditions, covenants and obligations under the Ping An Bank facility and related collateral arrangements, the Group’s ability to sell certain assets, construction and development challenges or setbacks, projected regional development, composition of potential tenants of development projects, development of asset-light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, geopolitical risks and international conflicts, anticipated savings or uses of funding from refinancings, changes in general economic conditions, conditions in China’s real estate and credit markets, changes in applicable laws, rules, regulations and government policies, and other factors detailed from time to time in the Company’s filings with the SEC. The words “may,” “could,” “should,” “would,” “will,” “believe,” “hope,” “anticipate,” “estimate,” “target,” “expect,” “project,” “intend,” “plan,” “potential,” “seek,” “continue,” “outlook,” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based, except as may be required by applicable law or regulations.